Exhibit 99

                                AMENDMENT NO. 2
                           SMITHWAY MOTOR XPRESS CORP.
                              INCENTIVE STOCK PLAN

     This Amendment No. 2 to the Smithway Motor Xpress Corp. Incentive Stock Plan (the "Amendment"), is made pursuant to Section 6.4.b. of the Smithway Motor Xpress Corp. Incentive Stock Plan (the "Plan"). All terms in this Amendment shall have the meaning ascribed in the Plan, unless otherwise defined herein.

         Background. On March 1, 1995, all voting stockholders and all directors of Smithway Motor Xpress Corp., a Nevada corporation (the "Company"), adopted an Incentive Stock Plan (the "Plan"). On August 15, 1996, the Company adopted Amendment No. 1 to the Plan. The Board of Directors desires to further amend the Plan to increase the number of shares subject to the Plan.
         In accordance with the foregoing, Article I of the Plan is amended by deleting the second sentence of Section 1.6 and replacing it with the following:

                  The maximum number of shares of Common Stock which may be issued for all purposes under the Plan shall be Five Hundred Thousand (500,000).

         This Amendment was duly adopted and approved by the Company's Board of Directors on January 28, 1999 and by the Company's stockholders on May 7, 1999.

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